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                              December 2, 2021

       Lindsey Wilson
       Manager and Chief Operating Officer
       Phoenix Capital Group Holdings, LLC
       5601 S Broadway
       Suite 240
       Littleton, CO 80121

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed November 19,
2021
                                                            File No. 024-11723

       Dear Ms. Wilson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed November 19, 2021

       General Information as to Our Company
       Wells, page 26

   1. Expand the disclosure of your gross productive wells here and on page 29 to additionally provide the total
number of net wells in which you have an interest as of December 31,
                                                        2020. Given the nature
of your ownership interests, a net well should reflect the actual net revenue interest in
wells with a mineral or royalty interest and the working interest in wells with a
non-operating working interest. Refer to Item 1208(a) of Regulation S-K.

                                                        This comment also
applies to the disclosure under the section    Drilling Results    on page
                                                        29. Refer to Item 1205
of Regulation S-K.
 Lindsey Wilson
FirstName LastNameLindsey   Wilson
Phoenix Capital Group Holdings,  LLC
Comapany2,
December  NamePhoenix
             2021        Capital Group Holdings, LLC
December
Page 2    2, 2021 Page 2
FirstName LastName
Oil and Natural Gas Production Prices and Production Costs
Production and Price History, page 28

2. Expand the disclosure of your production, by final product sold, to additionally provide the information for each field that contains 15% of more of your total proved reserves.
         Refer to Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15)
         of Regulation S-X.
Drilling Results, page 29

3. Expand the disclosure of your drilling results to also discuss your present activities, such as the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end.
         Refer to Item 1206 of Regulation S-K.
Acreage, page 29

4. Expand your disclosure of developed and undeveloped acreage to additionally provide the acreage figures relating to your non-operated working interests or tell us why a revision is not needed. Refer to Item 1208 of Regulation S-K.
5. Expand the disclosure of your acreage to provide the expiration dates of material amounts of your undeveloped acreage. Refer Item 1208(b) of Regulation S-K. Notes to the Financial Statements
Supplemental Schedules
Supplemental Oil and Gas Disclosures-Unaudited
Oil and Natural Gas Reserve Information, page F-40

6. The discussion of the changes that occurred in total proved reserves for the year ended
         December 31, 2020 indicates the line item entry representing revisions in the previous estimates of reserves is the result of a combination of several separate and unrelated factors, e.g. technical revisions due to changes in commodity prices, historical and projected performance, and other factors.

         Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5.
Standardized Measure of Discounted Future Net Cash Flows, page F-41

7. Please refer to FASB ASC 932-235-50-35 and expand your disclosure to provide a reconciliation of the changes that occurred in the standardized measure of discounted future net cash flows for each of the periods presented. Refer to Example 6, FASB 932-
         235-55-7, for an illustration of these requirements.
 Lindsey Wilson
Phoenix Capital Group Holdings, LLC
December 2, 2021
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding engineering comments. Please contact Irne
Barberena-Meissner, Staff
Attorney at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameLindsey Wilson
                                                             Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                             Office of Energy &
Transportation
December 2, 2021 Page 3
cc:       Rhys James, Esq.
FirstName LastName